UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Sigilon Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

82657L107
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Eli Lilly and Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 2,744,443
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,744,443
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,744,443
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.8%(1)
12.	Type of Reporting Person (See Instructions) CO

(1) The percentage is calculated based upon 31,240,271 common voting shares outstanding, which is the number of outstanding shares as of December 8, 2020 as reported on the Issuer's Form 424(b)(4) filed with the Securities and Exchange Commission on December 7, 2020.

Item 1.	Name of Issuer

(a)	Name of Issuer:
Sigilon Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
100 Binney Street, Suite 600
Cambridge, MA 02142

Item 2.	Name of Person Filing

(a)	Name:
Eli Lilly and Company

(b)	Address of Principal Business Office:
c/o Lilly Corporate Center
Indianapolis, Indiana 46285

(c)	Citizenship:
Indiana corporation

(d)	Title of Class of Securities:
Common Stock, $0.001 par value

(e)	CUSIP Number:
82657L107

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

All ownership information is as of December 31, 2020.

(a)	Amount Beneficially Owned: See Item 9 of Cover Sheet.

(b)	Percent of Class: See Item 11 of Cover Sheet.

(c)	Number of shares as to which the person has:

(i)	sole power to vote of to direct the vote: See Item 5 of Cover Sheet.

(ii)	shared power to vote or to direct the vote: See Item 6 of Cover Sheet.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 of Cover Sheet.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 of Cover Sheet.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Member of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021	By:	*
Authorized Signatory

/s/ Erin Conway
*By:	Erin Conway
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney for Eli Lilly and Company filed on February 12, 2021 with the Securities and Exchange Commission and attached as an exhibit hereto.

Exhibit 99.1
Power of Attorney

The undersigned, ELI LILLY AND COMPANY, a corporation duly organized under the laws of the State of Indiana, United States (the “Company”), does hereby make, constitute and appoint each of Crystal T. Williams and Erin Conway acting severally, as its true and lawful attorneys-in-fact, for the purpose of, from time to time, executing in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all documents, certificates, instruments, statements, other filings and amendments to the foregoing (collectively, “documents”) determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F, 13G and 13H and any amendments to any of the foregoing as may be required to be filed with the Securities and Exchange Commission, and delivering, furnishing or filing any such documents with the appropriate governmental, regulatory authority or other person, and giving and granting to each such attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Any such determination by an attorney-in-fact named herein shall be conclusively evidenced by such person’s execution, delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof and shall remain in full force and effect until either revoked in writing by the Company, or, in respect of any attorney-in-fact named herein, until such person ceases to be an employee of the Company or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has caused this power of attorney to be executed as of this 11th day of February, 2021.

Eli Lilly and Company

By:	/s/ Anat Ashkenazi
Name:	Anat Ashkenazi
Title:	Senior Vice President
and Chief Financial Officer